Deere & Company (DE)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Deere Shareholder since 2013

Please vote for Shareholder Proposal 5 – Special Shareholder Meeting Improvement
Deere now requires the backing of 25% of shares to call for a special shareholder meeting. This 25% of shares translates into more than 30% of the Deere shares that normally vote at our annual meeting. It would be hopeless to think that shareholders, who do not even vote, would go out of their way to take the special procedural steps to ask for a special shareholder meeting.

And it goes downhill from here. All shares owned for less than a continuous full year are excluded from participation. Thus the shareholders who own 30% of shares could easily determine that they own 40% of shares when the length of continuous stock ownership is factored out. A 40% stock ownership threshold to call a special a shareholder meeting is nothing for management to brag about.

This proposal is more important because Deere shareholders have absolutely no right to act by written consent to express new ideas to management. This proposal topic won 54% at Becton, Dickinson (BDX) two days ago and BDX has a right for shareholders to act by written consent.

Plus a special shareholder meeting implies urgency. Waiting for shares to age a year is the opposite of urgent and defeats the purpose of a special shareholder meeting.

Please vote for Shareholder Proposal 5 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.